EXHIBIT 99.2
Indian GAAP Press Release
Infosys Technologies Limited - Financial Release December 31, 2006

Q3 revenues grew sequentially by 5.9%

Guidance revised upwards. Revenues expected to grow between 46.1% - 46.2% in fiscal 2007

Bangalore , India - January 11, 2007

Highlights
Consolidated results for the quarter ended December 31, 2006

  Income was Rs. 3,655 crore for the third quarter ended December 31, 2006; YoY growth was 44.4%
  Net profit after tax was Rs. 983 crore for the quarter ended December 31, 2006; YoY growth was 51.5%
  Earnings per share* increased to Rs. 17.64 from Rs. 11.85 for the corresponding quarter in the previous year; YoY growth was 48.9%

Others

  43 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 6,062 employees (net 3,282) for the quarter by Infosys and subsidiaries
  69,432 employees as on December 31, 2006 for Infosys and subsidiaries

"Our investments in enriching and synergizing our portfolio of services have created compelling value propositions for our clients," said Nandan M. Nilekani, CEO and Managing Director. "As our clients focus on enhancing their competitiveness, they are leveraging our capability to drive their transformation programs."

Business outlook
The company's outlook (consolidated) for the quarter and the fiscal year ending March 31, 2007, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated

Quarter ending March 31, 2007**

  Income is expected to be in the range of Rs. 3,789 crore and Rs. 3,798 crore; YoY growth of 44.4% - 44.7%
  Earnings per share* are expected to be Rs. 17.88; YoY growth of 46.3%

Fiscal year ending March 31, 2007**

  Income is expected to be in the range of Rs. 13,910 crore and Rs. 13,919 crore; YoY growth of 46.1% - 46.2%
  Earnings per share* before exceptional items are expected to be Rs. 66.63; YoY growth of 48.0%

Outlook under US GAAP

Quarter ending March 31, 2007

  Consolidated revenues are expected to be in the range of $ 859 million and $ 861 million; YoY growth of 44.9% - 45.2%
  Consolidated earnings per American Depositary Share* are expected to be $ 0.40; YoY growth of 42.9%

Fiscal year ending March 31, 2007

  Consolidated revenues are expected to be $ 3.09 billion; YoY growth of 43.6%
  Consolidated earnings per American Depositary Share* are expected to be $ 1.47; YoY growth of 44.1%
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006
** conversion 1 $ = Rs. 44.11

"We have delivered double-digit revenue growth in dollar terms for the third consecutive quarter during this fiscal," said S. Gopalakrishnan, COO, President and Joint Managing Director. "We have seen accelerated growth in Europe, which continues to be a key focus market for us."

Expansion of services and significant projects
Infosys continued to forge strategic relationships with leading global companies across major industry verticals, enabling them to shift their operational priorities in order to embrace new opportunities in an increasingly 'flat' business world.

Infosys is the preferred development partner for a worldwide leader in networking for its Customer Ordering Experience (COE) program, which is aimed at radically simplifying, improving and scaling the customer purchasing experience.

A leading US grocery chain selected Infosys to enhance its IT systems to support warehouse operations and improve business-IT alignment. A large distributor of paper products in the US is working with Infosys to re-engineer and re-architect its legacy Enterprise Resource Planning (ERP) system. Infosys will consolidate its multi-location systems while enabling substantial cost savings, ease of maintenance and deployment of new applications.

Infosys strengthened relationships in Europe, partnering with a top global retailer to implement infrastructure standards for better service levels and cost optimization.

In the UK, Infosys is transforming the customer service processes of a major energy and utilities company and providing maintenance support to two business-critical applications of a leading insurance provider.

In the Middle East, Infosys was instrumental in building a corporate website solution integrated with an online booking engine for a leading airline,which helped the client win the UAE Strategy Web Award.

Infosys' Independent Validation Services (IVS) continued to gain traction with clients across industries. Infosys is working with a leading North American insurance company to provide consultancy and performance testing services of a key SOA-based application. Infosys is establishing Testing Centers of Excellence (CoE) for a leading manufacturer and marketer of skincare, fragrance and hair-care products and a leading North American bank. Infosys is also providing performance validation services for a leading utility in North America for a crucial outage communication systems application.

A large European certification company went live on a customer relationship management (CRM) system implemented by Infosys that enables it to achieve end-to-end business process automation. Infosys is undertaking a strategic CRM implementation for a leading manufacturer of handhelds and is engaged in SAP CRM fitment analysis and defining the solution footprint for a global telecom player.

"Package Implementation, Business Process Management and Testing services grew faster during the quarter," said S. D. Shibulal, Member of the Board and Head - Worldwide Customer Sales & Delivery. "The pricing environment continues to be stable with an upward bias. We have seen a slight increase in per capita revenue during the quarter."

Finacle ®
Finacle ®, the universal banking solution from Infosys, registered a key win this quarter - a large nationalized bank in Indiawith about 1,200 branches. Finacle ® will power the bank's front- and back-office operations, enabling it to consolidate customer information, achieve better regulatory compliance and lower operational costs. Finacle ® will also facilitate mobile banking, helping the bank increase its reach and offer enhanced customer experience.

Two other banks , one each in Africa and India, went live with Finacle ® core banking. New versions were rolled out at ICICI Bank - UK operations, Bank of Rajasthan and ANZ Bank.

Finacle ® was named a leader in a study of retail banking platforms released by a leading analyst.

Liquidity and capital expenditure
Cash and cash equivalents, including investments in liquid mutual funds, as on December 31, 2006 was Rs. 4,791 crore (Rs. 4,348 crore as on December 31, 2005). During the quarter, Infosys incurred capital expenditure of Rs. 343 crore. Operating cash flows during the quarter ended December 31, 2006 were Rs. 981 crore (Rs. 771 crore for the quarter ended December 31, 2005).

"The rupee appreciated against all major currencies during the quarter, impacting our operating margins by 200 basis points," said V. Balakrishnan, Chief Financial Officer. "Despite this, we have maintained our margins."

Infosys BPO Limited
In a first-of-its-kind contract win in the Indian BPO industry, Infosys BPO has been engaged by one of the largest integrated oil companies in the world to deliver a wide range of indirect procurement services including third-party hiring, commodity sourcing, indirect services sourcing, and supplier performance management. Recent wins include one of the best known US media companies.

Expanding its delivery footprint, Infosys BPO inaugurated a 900-seat center in Jaipur and announced plans to increase its capacity significantly over a 3-5 year period. The company also opened a center in Delhi primarily for its knowledge process outsourcing (KPO) services.

During the quarter, Infosys BPO was ranked among the top 100 companies in the Deloitte Fast 500 Asia Pacific program.

On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of up to 12,79,963 equity shares at a fair market value of Rs. 604/- per equity share. Pursuant to the buy-back offer, Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO.

"Infosys BPO has continued its growth momentum with 20% sequential growth," said T.V. Mohandas Pai, Chairman, Infosys BPO. "We opened significant new accounts in procurement and media, expanded our delivery capability and strengthened our existing relationships. We have moved forward considerably on our journey from process outsourcing to business transformation in a significant number of client engagements."

Infosys Consulting Inc.
Infosys Consulting Inc. continued to work with clients as a trusted partner to support their IT strategy for transformation. One of the world's largest travel agencies with lines of business that include credit cards and magazines is partnering with Infosys Consulting to streamline its governance practices by defining and implementing a flexible model to improve integration and transparency between IT and internal business partners.

For a largepharmaceutical company, Infosys Consulting is developing a master strategy for data management. One of North America's largest food retailers has sought expertise from Infosys Consulting to devise an e-commerce strategy for providing a comprehensive customer experience.

Infosys Consulting is designing finance and billing solution for a global provider of broadband network and services to accelerate growth in an increasingly competitive industry. Aglobal beverage and consumer products company is using the expertise of Infosys Consulting to undertake a major business transformation encompassing its entire North American organization and multiple business units.

Sponsored Secondary ADR Program
During the quarter, Infosys completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADS), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US$ 53.50 per ADS excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US$ 1.6 billion, which was the largest international equity offering from India.

NASDAQ-100 Index
Infosys was added to the NASDAQ-100 Index effective with the market opening on December 18, 2006. The NASDAQ-100 Index is composed of the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. Infosys is the first Indian company to be added to the NASDAQ-100 Index and is the only Indian company to be part of any of the major global indices.

About the company
Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 69,000 employees in over 39 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006 and September 30, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan , India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED
In Rs. crore
Balance Sheet as at	December 31, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	279	138
Reserves and surplus	9,363	6,759
	9,642	6,897
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,651	2,837
Less: Accumulated Depreciation	1,608	1,275
Net book value	2,043	1,562
Add: Capital work-in-progress	573	571
	2,616	2,133
INVESTMENTS	2,793	876
DEFERRED TAX ASSETS	71	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,086	1,518
Cash and bank balances	1,668	3,279
Loans and advances	1,769	1,252
	5,523	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,045	808
Provisions	316	1,409
NET CURRENT ASSETS	4,162	3,832
	9,642	6,897

NOTE:
The audited Balance Sheet as on December 31, 2006 and the Profit and Loss Account for the quarter and nine months ended December 31, 2006 have been taken on record at the board meeting held on January 11, 2007

INFOSYS TECHNOLOGIES LIMITED
In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
INCOME
Software services and products	3,454	2,398	9,594	6,535
Software development expenses	1,888	1,276	5,299	3,508
GROSS PROFIT	1,566	1,122	4,295	3,027
Selling and marketing expenses	182	129	530	374
General and administration expenses	235	160	688	469
	417	289	1,218	843
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,149	833	3,077	2,184
Interest	-	-	-	-
Depreciation	129	109	336	274
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,020	724	2,741	1,910
Other income	60	(2)	255	73
Provision for investments	-	-	3	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,080	722	2,993	1,983
Provision for taxation	122	80	340	226
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	958	642	2,653	1,757
Income on sale of investments, net of taxes	-	-	6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS	958	642	2,659	1,757
BALANCE BROUGHT FORWARD	3,574	2,341	2,195	1,428
Less: Residual dividend paid	-	-	4	-
Additional dividend tax	-	-	1	-
	3,574	2,341	2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION	4,532	2,983	4,849	3,185
DIVIDEND
Interim	-	-	278	177
Final	-	-	-	-
Total dividend	-	-	278	177
Dividend tax	-	-	39	25
Balance in Profit and Loss Account	4,532	2,983	4,532	2,983
	4,532	2,983	4,849	3,185
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items
Basic	17.20	11.72	47.82	32.27
Diluted	16.82	11.39	46.70	31.35
After Exceptional Items
Basic	17.20	11.72	47.93	32.27
Diluted	16.82	11.39	46.81	31.35
Number of shares used in computing earnings per share
Basic	55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Diluted	56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992
* Adjusted for issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006.

 NOTE: A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	December 31, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	279	138
Reserves and surplus	9,436	6,828
	9,715	6,966
MINORITY INTERESTS	-	68
	9,715	7,034
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,308	2,983
Less: Accumulated Depreciation	1,695	1,328
Net book value	2,613	1,655
Add: Capital work-in-progress	578	571
	3,191	2,226
INVESTMENTS	2,192	755
DEFERRED TAX ASSETS	83	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,216	1,608
Cash and bank balances	1,848	3,429
Loans and advances	1,786	1,297
	5,850	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,275	934
Provisions	326	1,412
NET CURRENT ASSETS	4,249	3,988
	9,715	7,034

NOTE:
The audited Balance Sheet as on December 31, 2006 and the Profit and Loss Account for the quarter and nine months ended December 31, 2006 have been taken on record at the board meeting held on January 11, 2007

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
INCOME
Software services, products and business process management	3,655	2,532	10,121	6,897
Software development and business process management expenses	1,938	1,327	5,437	3,644
GROSS PROFIT	1,717	1,205	4,684	3,253
Selling and marketing expenses	236	158	661	448
General and administration expenses	285	186	829	547
	521	344	1,490	995
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,196	861	3,194	2,258
Interest	-	-	-	-
Depreciation	141	117	369	293
OPERATING PROFIT BEFORE TAX , MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,055	744	2,825	1,965
Other income, net	59	(5)	253	68
Provision for investments	-	-	3	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,114	739	3,075	2,032
Provision for taxation	130	83	359	233
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	984	656	2,716	1,799
Income on sale of investments, net of taxes	-	-	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	984	656	2,722	1,799
Minority Interest	1	7	10	13
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	983	649	2,712	1,786
BALANCE BROUGHT FORWARD	3,626	2,350	2,219	1,415
Less: Residual dividend paid	-	-	4	-
Additional dividend tax	-	-	1	-
	3,626	2,350	2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION	4,609	2,999	4,926	3,201
DIVIDEND
Interim	-	-	278	177
Final	-	-	-	-
Total dividend	-	-	278	177
Dividend tax	-	-	39	25
Balance in Profit and Loss Account	4,609	2,999	4,609	2,999
	4,609	2,999	4,926	3,201
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items
Basic	17.64	11.85	48.75	32.80
Diluted	17.24	11.52	47.61	31.87
After Exceptional Items
Basic	17.64	11.85	48.88	32.80
Diluted	17.24	11.52	47.73	31.87
Number of shares used in computing earnings per share
Basic	55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Diluted	56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992
* Adjusted for issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006.